SUB-ITEM 77Q2:
Section 16(a) Beneficial Ownership Reporting Compliance

Section 30(h) of the 1940 Act and Section 16(a) of the Securities Exchange Act of 1934 require the Fund's executive officers, Trustees and 10% shareholders (collectively, "Reporting Persons"), to file with the SEC and the New York Stock Exchange initial reports of ownership and reports of changes in ownership of equity securities of the Fund. Reporting Persons are required by SEC regulations to furnish the Fund with copies of all Section 16(a) forms they file. To the Fund's knowledge, based solely on review of the copies of such reports furnished to the Fund during the fiscal year ended March 31, 2017, all Section 16(a) filing requirements applicable to the Reporting Persons were complied with, except that the Fund's Trustee Kuni Nakamura did not timely file a Form 4.